Via Facsimile and U.S. Mail
Mail Stop 6010

February 4, 2008

Mr. Saumen Chakraborty
Chief Financial Officer
Dr. Reddy's Laboratories Limited
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India

> **Re: Dr. Reddy's Laboratories Limited**
> **Form 20-F for the Year Ended March 31, 2007**
> **Filed September 26, 2007**
> **File No. 001-15182**

Dear Mr. Chakraborty:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4. Information on our Company, page 14

1. Throughout the Form 20-F, you refer to various agreements with third parties that you have not included as material contracts or exhibits, including, the following:

- The agreement entered into with Merck & Co., Inc. in January 2006, which contributed to a significant increase in revenues.
- Agreement relating to the acquisition from Litaphar, which contributed to a significant increase in revenues.
- Supply agreements relating to raw materials available from a single source.
- Agreements relating to the formation of Perlecan Pharma as a joint venture with Citigroup Venture Capital International Growth Partnership Mauritius Limited and ICICI Venture Funds Management Company, which is responsible for three of your six NCEs.

Please note that Item 10.C. requires you to provide a summary of each material contract. Item 19 requires you to include as exhibits "any contract upon which your business is substantially dependent." It appears that the agreements listed above may be "material contracts" required to be summarized in Item 10C. and filed as exhibits under Item 19. Please provide us with an analysis supporting your determination that you are not substantially dependent on any of these agreements.

Item 10. C., page 85

2. Please provide a complete summary of your agreement to acquire betapharm that you have referenced in Item 10.C., including the terms of the acquisition and any continuing obligations such as post-closing covenants and indemnification obligations.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Sonia Barros at (202) 551-3655 or Suzanne Hayes at (202) 551-3675 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Sara Hanks, Esq.
       Clifford Chance US LLP
       31 West 52nd Street
       New York, New York 10019